21001560

SEC
Mail Processing
Section
APR 13 2021
Washington DC
415

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65990

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dunes Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 New Orleans Road
(No. and Street)

Hilton Head Island (City) SC (State) 29928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward B. Dowaschinski 843-689-6472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TPS Thayer, LLC
(Name – *if individual, state last, first, middle name*)

1600 Highway 6, Suite 100 (Address) Sugar Land (City) TX (State) 77478 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward B. Dowaschinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dunes Securities Corporation, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

Thomas R Wilkinson
Notary Public, State of South Carolina
My Commission Expires September 13, 2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dunes Securities Corporation

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2020

Contents

TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Shareholder
Dunes Securities Corporation
12 New Orleans Rd.
Hilton Head Island
SC 29928

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Dunes Securities Corporation (the "Company") as of December 31, 2020, and the related statements of operations, changes in stockholders' equity, and statement of cash flows for the year then ended, December 31, 2020, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report on Supplementary Information

The supplemental schedule has been subjected to the auditing procedures performed in conjunction with the audit of Dunes Securities Corporation's financial statements. The supplemental information is the responsibility of Dunes Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer LLC
We have served as Dunes Securities Corporation's auditor since 2020.
Sugar Land, TX
April 06, 2021

Dunes Securities Corporation

Financial Statements

Statement of Financial Condition

As of December 31, 2020

ASSETS	At 12/31/2020
CURRENT ASSETS	
Cash in Bank	32,390
Total current assets	32,390
TOTAL ASSETS	32,390
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accrued expenses	2,750
Total current liabilities	2,750
Commitments and Contingencies	-
STOCKHOLDER'S EQUITY	
Capital Stock, par value $1 per share 100,000 shares authorized, 1,000 shares issued and outstanding	25,000
Additional paid in capital	5,000
Accumulated (Deficit)	(360)
	29,640
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	32,390

The accompanying notes are an integral part of these financial statements.

Dunes Securities Corporation
Financial Statements
Statement of Operations
For the Year-Ended December 31, 2020

		12/31/2020
Revenue		
Commission Earned	$	132,150
Other		1,107
Total Revenue	$	133,257
Operating Expenses		
Advertising		1,556
Sales Commissions		69,375
Employee compensation		42,738
Legal and Accounting Fees		7,100
Payroll Taxes		3,353
Regulatory Fees and Expenses		2,930
Rent		600
Office and Other Expenses		2,400
Federal and State Taxes		45
	$	130,096
Net Income	$	3,160

The accompanying notes are an integral part of these financial statements.

Dunes Securities Corporation
Financial Statements
Statement of Cash Flows
For the Year-Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	3,160
Net cash added from operating activities		3,160
NET INCREASE IN CASH		3,160
CASH AT THE BEGINNING OF THE YEAR		29,230
CASH AT THE END OF THE YEAR		32,390

The accompanying notes are an integral part of these financial statements.

Dunes Securities Corporation
Financial Statements
Statement of Changes in Stockholders' Equity
For the Year-Ended December 31, 2020

	Common Stock Shares		Common Stock Amount		Additional Paid in Capital		Accumulated Earnings/(Deficit)		Total Stockholder's Equity
Balance at January 1, 2020	1,000	$	25,000	$	5,000	$	(3,520)	$	26,480
Net Income							3,160		3,160
Balance at December 31, 2020	1,000	$	25,000	$	5,000	$	(360)	$	29,640

The accompanying notes are an integral part of these financial statements.

Dunes Securities Corporation
Notes to Financial Statements
For the Year-Ended December 31, 2020

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Dunes Securities Corporation (the Company) was incorporated in the State of South Carolina as a C Corporation effective January 10, 2003.

Description of Business

The Company, located in Hilton Head Island, South Carolina, is a registered securities broker/dealer primarily engaged as agent for buyers and sellers of Omni Hilton Head Oceanfront Resort. The Company is a member of the Financial Industry Regulatory Authority (the "FINRA").

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash

The Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents and places its temporary cash investments with high credit quality financial institutions.

Revenue Recognition

Commission income is recorded when transactions are completed and funds are distributed at the closing of the respective condominium units. Other income is related to forgiveness of Payroll Protection Program Loan, received and forgiven in the period.

Income Taxes

Income tax expenses is the sum of taxes currently payable and the change during the period in deferred tax assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has not been subject to income tax examinations by the U.S. federal, state or local authorities.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash. Fair values are cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Concentrations

The Company has revenue concentrations; the company specializes in sales of real estate.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring reporting or disclosure in the financial statements. The evaluation was performed through April 06, 2021 which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker dealer's corresponding Part IIA of the FOCUS report require under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because it limits its business to acting as broker to Omni Hilton Head Oceanfront Resort unit, it does not carry accounts for customers, it does not hold securities or funds for customers , it does not carry PAB accounts, and it only receives transaction-based compensation from a closing attorney when the unit sale and closing has been completed.

NOTE D – COMMITMENTS AND CONTINGENCIES

Dunes Securities Corporation does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in loss or future obligation that may be asserted against the firm at a future date.

NOTE E – ADVERTISING

The advertising expenses for the year were $1,556; the entire amount was expensed as incurred.

NOTE F – RENT

The Company leased its office space from a related party under a one year agreement. Rent expenses for the year ended December 31, 2020 was $600.

NOTE G – SIPC RECONCILIATION

SEC Rule 17a-5(e)(4) requires a registered broker dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion form membership forms. In circumstances where the broker-dealer reports $500,000 or less gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEC Rule 17a-5(E)(4) because it is reporting less than $500,000 in gross revenue.

NOTE H - NEW ACCOUNTING PRONOUNCEMENTS

The Company has implemented all new accounting pronouncements that are in effect as of the date of the issuance of these financial statements.

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years beginning after 15 December 2021, and interim periods within those fiscal years, beginning after December 15, 2022 on a prospective basis, with early adoption permitted. We will adopt the new standard effective January 1, 2022 and do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

Dunes Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2020

Computation of Net Capital

Total Stockholder's Equity		$29,640
Nonallowable assets		
Property and equipment	0.00	
Accounts receivable	0.00	0.00
Haircuts on Securities Positions		
Haircuts	0.00	
Undue Concentration	0.00	0.00
Net allowable capital		$29,640

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$10
Minimum dollar net capital requirement of reporting broker or dealer	$5,000
Net capital requirement	$5,000
Excess net capital	$24,640

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$2,750
Percentage of aggregate indebtedness to net capital	9.28%

Computation of Reconciliation of Net Capital

Net Capital reported on FOCUS IIA as of December 31, 2020	$29,640
Adjustments:	
Increase (Decrease) in Equity	0.00
(Increase) Decrease in Non-Allowable Assets	0.00
(Increase) Decrease in Securities Haircuts	0.00
Net Capital per Audit	$29,640

Dunes Securities Corporation
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2020

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020 the Company had net capital of $29,640 which was $24,640 in excess of its required net capital of $5,000. The Company's net capital ratio was 510%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(i)]; All customer transactions closed through the McNair Law Firm on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Dunes Securities Corporation

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

April 5, 2021

TPS Thayer LLC
1600 Hwy 6, Suite 100
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5)

Dunes Securities Corporation (the "Company") is a registered broker (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and
(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because it limits its business to acting as broker of Omni Hilton Head Oceanfront Resort unit, it does not carry accounts for customers, it does not hold securities or funds for customers, it does not carry PAB accounts, and it only receives transaction-based compensation from a closing attorney when the unit sale and closing has been completed.

Regards,

Edward B. Dowaschinski, CEO
Dunes Securities Corporation

TPS THAYER
Certified Public Accountants

Report of Independent Registered Public Accounting Firm Exemption Review Report Pursuant to 17 C.F.R. § 240.17a-5(d)(1) and (4).

Edward Dowaschinski
Dunes Securities Corporation
12 New Orleans Rd.
Hilton Head Island,
SC 29928

Dear Edward Dowaschinski:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Dunes Securities Corporation identified the following provisions of 17 C.F.R. §240.17a-5(d)(1) and (4) under which Dunes Securities Corporation states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because it limits its business to acting as broker to Omni Hilton Head Oceanfront Resort unit, it does not carry accounts for customers, it does not hold securities or funds for customers , it does not carry PAB accounts, and it only receives transaction-based compensation from a closing attorney when the unit sale and closing has been completed.

Dunes Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Dunes Securities Corporation is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Dunes Securities Corporation compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (a) or (b)(2) of Rule 15c2-4 under the Securities Exchange Act of 1934.

TPS Thayer, LLC

TPS Thayer, LLC
Sugar Land, TX
April 06, 2021